UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Westwood One, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

961815107

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067-3206

310.557.2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 961815107	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Gores Radio Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 7,142,857
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 7,142,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,857
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815107	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS The Gores Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 7,142,857
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 7,142,857

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,142,857
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 961815107	13D	Page 4 of 11 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Westwood One, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 40 West 57th Street, 5th Floor, New York, New York 10019.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Gores Radio Holdings, LLC, a Delaware limited liability company (“Gores Radio”), and The Gores Group, LLC, a Delaware limited liability company (“Gores” and, together with Gores Radio, the “Gores Entities” or “Reporting Persons”).

The principal business address of each of the Gores Entities and each of the persons referred to in Appendix A is 10877 Wilshire Boulevard, 18th Floor, Los Angeles, California 90024. Each of the Gores Entities is organized in Delaware.

The principal business of Gores is managing investment funds. Gores Radio is principally engaged in the business of holding securities of the Issuer. Gores is the manager of Gores Radio. The names of the managers of Gores are set forth in Appendix A to Item 2, which is incorporated herein by reference.

Gores is the manager of Gores Radio. Gores Capital Partners II, L.P. and Gores Co-Invest Partnership II, L.P. (collectively, the “Gores Funds”) are the members of Gores Radio. Each of the members of Gores Radio has the right to receive dividends from, or proceeds from, the sale of investments by Gores Radio, including the shares of Common Stock, in accordance with their membership interests in Gores Radio. Gores Capital Advisors II, LLC (“Gores Advisors”) is the general partner of the Gores Funds. Alec E. Gores is the managing member of Gores. Each of the members of Gores Advisors (including Gores and its members) has the right to receive dividends from, or proceeds from, the sale of investments by the Gores Entities, including the shares of Common Stock, in accordance with their membership interests in Gores Advisors. Under applicable law, certain of these individuals and their respective spouses may be deemed to be beneficial owners having indirect ownership of the securities owned of record by Gores Radio by virtue of such status. Gores and each of the persons referred to in Appendix A disclaims ownership of all shares reported herein, and the filing of this Schedule 13D shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Securities Exchange Act of 1934 or for any other purposes.

During the five years prior to the date hereof, none of the Reporting Persons, nor any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Purchase Agreement, dated as of February 25, 2008, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the “Purchase Agreement”), between Gores Radio and the Issuer, on March 3, 2008, Gores Radio purchased 7,142,857 shares of the Common Stock for an aggregate purchase price of $12,500,000. The purchase of the Common Stock was financed with cash on hand from contributions of members of Gores Radio. All such contributions were in the ordinary course and pursuant to investor commitments to Gores Radio.

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Item 4.	Purpose of Transaction

Pursuant to the Purchase Agreement, the Issuer issued and sold to Gores Radio 7,142,857 shares of the Common Stock. The purpose of the transaction was to facilitate an investment in the Issuer.

Purchase Agreement

In accordance with the terms of the Purchase Agreement, the Issuer (i) sold to Gores Radio, and Gores Radio purchased from the Issuer, in a private placement on March 3, 2008, 7,142,857 shares of Common Stock at a price of $1.75 per share (the closing when such stock was sold, the “First Closing”) and (ii) will sell to Gores Radio an additional 7,142,857 shares of Common Stock at $1.75 per share (which is anticipated to close on or before March 24, 2008). Also pursuant to the Purchase Agreement, Gores Radio has agreed to purchase from the Issuer: up to $75.0 million of 7.50% Series A Convertible Preferred Stock (the “Convertible Preferred Stock”), and warrants to purchase up to 10.0 million shares of Common Stock (issued in three tranches consisting of (1) warrants to purchase up to 3,330,000 shares of Common Stock at a strike price of $5.00 per share, (2) warrants to purchase up to 3,330,000 shares of Common Stock at a strike price of $6.00 per share, and (3) warrants to purchase up to 3,340,000 shares of Common Stock at a strike price of $7.00 per share) (collectively, the “Warrants”). If issued, the Warrants will expire four (4) years from the original date of issuance, contain customary anti-dilution protections and may not be transferred separately from the Convertible Preferred Stock for 18 months following the First Closing. The Issuer, (i) by providing Gores Radio notice of its intention to reduce the investment on or before March 25, 2008, may reduce the amount of Convertible Preferred Stock to be issued and sold to Gores Radio by (but no less than) 100% or (ii) by providing Gores Radio notice of its intention to reduce the investment on or before March 31, 2008, may reduce the amount of Convertible Preferred Stock to be issued and sold to Gores Radio by up to one-third (1/3), and in either case the amount of Warrants Gores Radio would receive would also be reduced by the same percentage (allocated proportionately among the three tranches). The time at which the Convertible Preferred Stock and Warrants, if so elected by the Issuer, are issued and sold, is referred to herein as the “CPS/Warrants Closing.”

Terms of Convertible Preferred Stock

If issued, the Convertible Preferred Stock will have the terms set forth in the Certificate of Designations of 7.50% Series A Convertible Preferred Stock of the Issuer (the “Certificate of Designations”) attached as Exhibit A to the Purchase Agreement. Holders of the Convertible Preferred Stock would be entitled to receive dividends at a rate of 7.50% per annum, compounded quarterly, which will be added to the Liquidation Preference (initially equal to $1,000 per share, subject to adjustment as described below). If the Convertible Preferred Stock remains outstanding on the fifth (5th) anniversary of the original date of issuance, the dividend rate will increase to 15.00% per annum. Holders of the Convertible Preferred Stock will also be entitled to receive dividends declared or paid on the Common Stock on an as-converted basis.

The Convertible Preferred Stock is convertible at the option of the holders, at any time and from time to time, into a number of shares of Common Stock equal to the Liquidation Preference divided by the conversion price (initially, $3.00 per share, subject to adjustment for stock dividends, subdivisions, reclassifications, combinations or similar type events). If any Convertible Preferred Stock remains outstanding after 66 months from the original date of issuance, the Liquidation Preference per share will increase by 50%. Following 18 months from the date of issuance, the Issuer may cause the conversion of the Convertible Preferred Stock if the per share closing price of Common Stock equals or exceeds $4.00 for 60 trading days in any 90 day trading period or the Issuer sells $50.0 million or more of Common Stock to a third party at a price per share equal to or greater than $4.00. After 57 months from the original date of issuance, the Issuer has the sole option to redeem the Convertible Preferred Stock at any time.

With respect to dividends and any Liquidation Event (as defined in the Certificate of Designations), the Convertible Preferred Stock ranks senior in priority to the Common Stock and to each other class of capital stock or series of preferred stock of the Issuer. The Convertible Preferred Stock has customary pre-emptive rights on any future issuances of Common Stock if such Common Stock is issued by the Issuer at less than $4.00 per share, with the exception of certain carve-outs for stock issued: (i) upon conversion of the Convertible Preferred Stock and Warrants, (ii) in connection with a bona fide acquisition by the Issuer or (iii) pursuant to the Issuer’s equity compensation plans, as more specifically described in the “Excluded Stock” definition in the Certificate of Designations.

CUSIP No. 961815107	13D	Page 6 of 11 Pages

Directorships, Indemnification and Compensation

Upon a CPS/Warrants Closing, if any, the Board of Directors (the “Board”) of the Issuer would be increased to eleven (11) members, of which three (3) members initially would be elected by Gores Radio (reduced to two members if less than 66-2/3% of the Convertible Preferred Stock originally issued remains outstanding). Also at the CPS/Warrants Closing, Gores Radio will have the right to nominate one independent director within the meaning of NYSE listing standards. The right to elect directors is a class right in favor of the holders of Convertible Preferred Stock which terminates if Gores Radio and its affiliates fail to hold at least 50% of the Convertible Preferred Stock originally issued. Gores directors will receive the same indemnification and compensation as received by the other non-employee directors of the Issuer, except that the non-independent Gores directors will not be entitled to receive any equity-based compensation received by Issuer directors.

Governance Provisions

Under the terms of the Certificate of Designations, as long as Gores Radio and its affiliates holds at least 50% of the Convertible Preferred Stock originally issued, the approval by the holders of a majority of the outstanding shares of Convertible Preferred Stock is required for the Issuer to take certain significant corporate actions, including, without limitation, approval of the Issuer’s annual budget (including any material variances therefrom), the hiring of a Chief Executive Officer, the issuance of additional shares of capital stock (subject to certain exceptions enumerated in the Certificate of Designations), the declaration of dividends and share repurchases (subject to certain exceptions enumerated in the Certificate of Designations), annual capital expenditures in excess of $15.0 million, incurrence of indebtedness above certain thresholds and, for a period of 66 months from the original date of issuance, mergers, consolidations and substantial asset sale transactions involving the Company. In addition, as long as Gores Radio and its affiliates hold at least 50% of the Convertible Preferred Stock originally issued, a majority of the Gores Radio directors will be entitled to designate the Chairman of the Board (who shall be Norman J. Pattiz so long as he is eligible and thereafter, the Chairman of the Board shall be neither a Gores Radio director nor a Gores Radio-nominated independent director) and the Vice Chairman of the Board.

“Go Shop” Provision

Pursuant to the terms of the Purchase Agreement, the Issuer has a 30-day “go shop” period (expiring March 25, 2008) during which it may solicit other equity investment offers and until the end of which, at the Issuer’s sole discretion, terminate the Purchase Agreement, subject to paying the $0.5 million fee described below. If the Purchase Agreement is not terminated, following this initial period and until the earlier of: (x) the CPS/Warrants Closing and (y) termination of the Purchase Agreement (such period, the “Restricted Period”), the Issuer may not solicit, and except in limited circumstances, consider or entertain, any other equity investment offers.

Standstill

Under the Purchase Agreement, during the time that Gores Radio and its affiliates owns at least 15% of the voting power of the Issuer and until the fifth (5th) anniversary of the original issue date of the CPS/Warrants Closing, Gores Radio and its affiliates would be subject to certain standstill restrictions, including, among other things, a limitation on the voting of any voting securities acquired by it in excess of 35% of the voting power of the Issuer and, for a period of 18 months following the First Closing, a limitation on engaging in a proxy contest with respect to the Issuer, taking action to change the size and composition of the Board or calling a special meeting of Issuer stockholders.

Closing Conditions

The various transactions contemplated by the Purchase Agreement are each subject to certain closing conditions as specified in the Purchase Agreement.

At the First Closing, the Issuer paid Gores $1.5 million for, among other things, Gores’ expenses incurred in connection with the transactions contemplated by the Purchase Agreement. Gores will be entitled to an additional $0.5 million if: (1) the Issuer’s stockholders do not approve the Convertible Preferred Stock and Warrant transactions, (2) the Issuer elects to terminate the Purchase Agreement during the 30-day “go shop” period, (3) the Issuer enters into a transaction to sell itself to a third party, or (4) Gores Radio terminates for a material breach by the Issuer.

CUSIP No. 961815107	13D	Page 7 of 11 Pages

In addition, Gores Radio has a 30-day option to purchase an additional 2,500,000 shares of Common Stock at a price per share of $1.75 if both of the following conditions occur:

(A) the Purchase Agreement is terminated: (1) by either party because (x) the purchase and sale of the initial shares of Common Stock has not occurred by March 31, 2008 or the purchase and sale of the Convertible Preferred Stock and Warrants has not occurred by August 25, 2008 or (y) the Issuer’s stockholders failed to approve the Convertible Preferred Stock and Warrant transactions; (2) by Gores Radio if the Master Agreement, entered into as of October 2, 2007 (the “Master Agreement”), by and between the Issuer and CBS Radio Inc. (“CBS Radio”) and described in greater detail in the Issuer’s definitive proxy statement previously filed with the SEC on December 21, 2007 (the “CBS Proxy”) and the other agreements with CBS Radio described in the CBS Proxy (the “CBS Agreements”) are terminated prior to the CPS/Warrants Closing, or (3) by the Issuer if the Issuer enters into a Sale of the Company Transaction (as defined in the Purchase Agreement); and

(B) any of the following has occurred: (1) the Board has changed, modified or withdrawn its recommendation (other than in connection with a Sale of the Company Transaction in accordance with the terms of the Purchase Agreement), (2) CBS Radio fails to vote in favor of the Preferred Stock and Warrant transactions, (3) CBS Radio and the Issuer agree to materially modify the CBS Agreements (except under limited circumstances described in the Purchase Agreement) or (4) CBS Radio otherwise enters into any other material agreement with the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)	See items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)	See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except for the information set forth, or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated by reference herein, none of the Reporting Persons nor any of the Persons referred to in Appendix A to Item 2 has effected any transaction related to the Common Stock during the past 60 days.

(d)	Each of the members of Gores Advisors (including Gores and its members) have the right to receive dividends from, or the proceeds from the sale of, investments by the Gores Entities including the shares of Common Stock reported herein, in accordance with their membership interests in Gores Advisors.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The assets held by the Gores Entities, including the Common Stock, may be pledged from time to time in the ordinary course as collateral security for existing indebtedness of the Gores Entities. No such activity is expected to have any effect on the beneficial ownership of the Common Stock.

The responses to Item 2, Item 3, and Item 4 are incorporated herein by reference.

Registration Rights Agreement

As part of the Purchase Agreement, the Common Stock, including shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and/or exercise of the Warrants, if issued (collectively, “Registrable Securities”), are entitled to

CUSIP No. 961815107	13D	Page 8 of 11 Pages

registration rights under the terms a Registration Rights Agreement (the “Registration Rights Agreement”) attached hereto as Exhibit 2. Under such agreement, the Issuer will file upon Gores’ request a resale shelf registration statement and will also provide Gores Radio up to four (4) demand registrations. The Issuer is obligated to keep such shelf registration continuously effective under the Securities Act of 1933, as amended (the “Securities Act”), until the earliest of: (i) the fifth (5th) anniversary of such registration statement, (ii) when all Registrable Securities covered by such Registration Statement have been sold and (iii) the date as of which each of the holders of Registrable Securities is permitted to sell its Registrable Securities without registration pursuant to Rule 144 without volume limitations or any other restrictions.

Voting Agreement

In connection with obtaining stockholder approval and as inducement to Gores Radio entering into the Purchase Agreement, on February 25, 2008, Mr. Pattiz and certain other directors and executive officers of the Issuer that hold voting securities of the Issuer entered into a Voting Agreement with Gores Radio (the “Voting Agreement”) attached hereto as Exhibit 3, each of whom agreed, among other things, that if the Issuer elects to proceed with the sale and issuance of the Convertible Preferred Stock and Warrants, to vote in favor of the Convertible Preferred Stock and Warrant transactions (including adoption of the Charter Amendments) and to vote against any Restricted Transactions (as defined in the Purchase Agreement).

The Purchase Agreement (including the Certificate of Designations attached as Exhibit A thereto), the Registration Rights Agreement and the Voting Agreement, listed as Exhibits 1, 2 and 3, respectively, are incorporated herein by reference. The descriptions herein of such agreements and the Transactions contained herein are qualified in their entirety by reference to such agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Purchase Agreement, by and between the Issuer and Gores Radio, dated as of February 25, 2008 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on February 27, 2008).

Exhibit 2	Registration Rights Agreement, by and between the Issuer and Gores Radio, dated as of March 3, 2008 (incorporated by reference to Exhibit 10.7 to the current report on Form 8-K of the Issuer filed on March 6, 2008).

Exhibit 3	Voting Agreement, by and between Gores Radio and the stockholders of the Issuer named on the signature pages thereto, dated as of February 25, 2008.

Exhibit 4	Joint Filing Agreement dated as of March 12, 2008 among the Reporting Persons.

CUSIP No. 961815107	13D	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2008

GORES RADIO HOLDINGS, LLC

By:	THE GORES GROUP, LLC,
Its Manager

	By:	/s/ Steven G. Eisner
	Its:	Vice President

THE GORES GROUP, LLC

	By:	/s/ Steven G. Eisner
	Its:	Vice President

CUSIP No. 961815107	13D	Page 10 of 11 Pages

APPENDIX A

The name and present principal occupation of each manager of The Gores Group, LLC is set forth below. The principal business of each of the Gores Entities other than Gores Radio is managing investments. Gores Radio is principally engaged in the business of holding the Issuer’s securities. To the knowledge of the Reporting Persons, all the individuals listed on this Appendix A are United States citizens.

Name (and Title at The Gores Group, LLC)	Principal Occupation
Alec E. Gores	Founder, Chairman and Chief Executive Officer of The Gores Group, LLC

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EXHIBIT INDEX

Exhibit 1	Purchase Agreement, by and between the Issuer and Gores Radio, dated as of February 25, 2008 (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of the Issuer filed on February 27, 2008).

Exhibit 2	Registration Rights Agreement, by and between the Issuer and Gores Radio, dated as of February 29, 2008 (incorporated by reference to Exhibit 10.7 to the current report on Form 8-K of the Issuer filed on March 6, 2008).

Exhibit 3	Voting Agreement, by and between Gores Radio and the stockholders of the Issuer named on the signature pages thereto, dated as of February 25, 2008.

Exhibit 4	Joint Filing Agreement dated as of March 12, 2008 among the Reporting Persons.